Exhibit 99.1

Emera Incorporated

2010 Annual Information Form

March 31, 2011

i

Note: The information presented in this Annual Information Form is as of December 31, 2010, unless otherwise specified.

ii

DEFINITIONS

For convenience, terms used throughout this 2010 AIF of Emera Incorporated shall have the following meanings:

“2008 Shelf Prospectus” means Emera’s short form base shelf prospectus and prospectus supplement filed in February 2008, as amended on September 25 and November 17, 2009;

“2010 Shelf Prospectus” means Emera’s short form base shelf prospectus and prospectus supplements filed in 2010 which permits Emera to issue debt securities, including without limitation, medium term notes, and preferred shares;

“AIF” means this 2010 Annual Information Form of Emera;

“AOCI” means accumulated other comprehensive income;

“APUC” means Algonquin Power and Utilities Corp., formerly Algonquin Fund Power Income Fund, a company incorporated under the federal laws of Canada;

“ARO” means asset retirement obligations;

“Atlantic Hydrogen” means Atlantic Hydrogen Inc., a private company incorporated under the laws of the Province of New Brunswick;

“BLPC” means Barbados Light & Power Company Limited, a company incorporated under the laws of Barbados;

“Bangor Hydro” means Bangor Hydro Electric Company, a company incorporated under the laws of the State of Maine and a wholly-owned subsidiary of Emera;

“Bayside LP” means Bayside Power Limited Partnership, a limited partnership governed by the laws of the Province of New Brunswick;

“Bear Swamp” means Bear Swamp Power Company, LLC, a company incorporated under the laws of Delaware and an indirect subsidiary of Emera;

“Board” means the Board of Directors of Emera;

“Brunswick Pipeline” means the pipeline beginning at the CanaportTM LNG LP owned liquefied natural gas terminal near Saint John, New Brunswick and connecting with the M&NP near Baileyville, Maine;

“CEA” means the Canadian Electricity Association;

“CRA” means Canada Revenue Agency;

“CPUV” means California Pacific Utility Ventures, LLC, a company incorporated pursuant to the laws of the State of California, and the parent of California Pacific;

“California Pacific” means California Pacific Electric Company, LLC, a company incorporated under the laws of the State of California;

“Company” means Emera;

“Computershare” means Computershare Trust Company of Canada;

“DBRS” means the credit rating agency Dominion Bond Rating Service Limited;

“Directors” means the directors of Emera;

“EBPC” means Emera Brunswick Pipeline Company Ltd., a company incorporated under the federal laws of Canada and a wholly-owned subsidiary of Emera;

“EMS” means environmental management systems;

“Emera” means Emera Incorporated, a company incorporated under by the laws of the Province of Nova Scotia;

“Emera Energy” means Emera Energy Incorporated, a wholly owned subsidiary company of Emera, incorporated under the laws of the Province of Nova Scotia;

“Emera Energy Services” means Emera Energy Services, Inc., a wholly owned indirect subsidiary of Emera Energy, a company incorporated under the laws of the State of Delaware;

“Emera Utility Services” means Emera Utility Services Inc., a wholly owned subsidiary of Emera, a company incorporated under the laws of the Province of New Brunswick;

“FAM” means the fuel adjustment mechanism established by the UARB in December 2007;

“FERC” means Federal Energy Regulatory Commission;

“GBPC” means Grand Bahama Power Company Limited, a company incorporated under the laws of the Commonwealth of the Bahamas;

“GHG” means greenhouse gases;

“GWh” means gigawatt hours;

“ICDU” means ICD Utilities Limited, a company incorporated under the laws of the Commonwealth of the Bahamas;

“IPP” means independent power producers;

“IRP” means the Integrated Resource Plan filed with the UARB in November 2009;

“LIPA” means Long Island Power Authority;

“LPH” means Light & Power Holdings Ltd., a company incorporated under the laws of Barbados and whose shares are listed on the Barbados Stock Exchange;

“Lucelec” means St. Lucia Electricity Services Ltd., a company incorporated under the laws of St. Lucia;

“M&NP” means the Maritimes & Northeast Pipeline which transport natural gas from offshore Nova Scotia to markets in the Maritime Provinces and New England;

“MAM” means Maine & Maritimes Corporation, a company incorporated under the laws of the State of Maine, and the parent of MPS;

“MD&A” means Emera’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, a copy of which is available electronically at www.sedar.com under Emera’s profile;

“MMBTU” means one million British thermal units;

“MPS” means Maine Public Service Company, a company incorporated pursuant to the laws of the State of Maine, and a wholly owned subsidiary of MAM;

“MPUC” means the Maine Public Utilities Commission;

“MW” means the amount of power measured in mega-watts;

“Maritime Provinces” means Nova Scotia, New Brunswick and Prince Edward Island;

“Moody’s” means the credit rating agency Moody’s Investors Service, Inc.;

“NEB” means the National Energy Board;

“NPCC” means Northeast Power Coordinating Council, Inc.;

“NSPI” means Nova Scotia Power Incorporated, a company incorporated under the laws of the Province of Nova Scotia;

“NSPI’s Annual Information Form” means the 2010 Annual Information Form of NSPI dated March 31, 2011;

“NSPI Series D First Preferred Shares” means the 5.90% cumulative redeemable first preferred shares, series D of NSPI;

“Nalcor” means Nalcor Energy, a Crown corporation of Newfoundland and Labrador;

“New England” means the region of the northeast United States consisting of Maine, New Hampshire, Vermont, Massachusetts, Connecticut, and Rhode Island;

“OATT” means open access transmission tariff;

“Officers” means the officers of Emera;

“OpenHydro” means OpenHydro Group Limited, a company incorporated under the laws of Ireland;

“Order” means a cease trade order, an order similar to a cease trade order or an order that denies a company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days;

“RES” means Nova Scotia’s Renewable Energy Standards, effective on February 1, 2007, as amended on October 9, 2009, which can be found at the following website, www.gov.ns.ca/energy/renewables/renewable-energy-standard;

“ROE” means return on equity;

“Rating Agencies” means collectively DBRS, S&P and Moody’s, and “Rating Agency” means any one of the Rating Agencies;

“S&P” means the credit rating agency Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;

“SEC” means the U.S. Securities and Exchange Commission;

“Series A First Preferred Shares” means the 4.40% cumulative 5-year rate reset first preferred shares, series A of Emera;

“Series B First Preferred Shares” means the cumulative floating rate first preferred shares, series B of Emera;

“Share Plan” means Emera’s Common Shareholders’ Dividend Reinvestment and Share Purchase Plan, revised effective September 25, 2009;

“TSX” means The Toronto Stock Exchange;

“UARB” means the Nova Scotia Utility and Review Board; and

“USD $” means U.S. dollar(s).

All amounts are in Canadian dollars (“CAD”) except where otherwise stated.

Reference to “including” or “includes” means “including (or includes) but is not limited to” and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it.

INTRODUCTION

Emera is a growing energy and services company headquartered in Halifax, Nova Scotia. The Company invests in electricity generation, transmission and distribution as well as gas transmission and energy marketing.

For more information on the business operations of the Company, see “Description of the Business” below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF, including the documents incorporated herein by reference, contains forward-looking information and statements which reflect management’s expectations regarding the future growth, results of operations, performance, business prospects and opportunities of Emera, and may not be appropriate for other purposes. All forward-looking information and statements are given pursuant to “safe harbour” provisions of applicable securities legislation. The words “anticipates”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects Emera management’s current beliefs and is based on information currently available to Emera’s management.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes statements regarding: Emera’s consolidated earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual earnings growth; expansion of Emera’s business in the United States and elsewhere; the completion of announced acquisitions; the expected compliance by Emera and its subsidiaries with the regulation of their operations; the expected timing of regulatory decisions; forecasted gross capital expenditures; the nature, timing and costs associated with certain capital projects; the expected impacts on Emera of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that Emera will continue to have reasonable access to capital in the near to medium terms; expected debt maturities and repayments; expectations about increases in interest expense and/or fees associated with credit facilities; and no material adverse credit rating actions being expected in the near term.

The forecasts and projections that make up the forward-looking information are based on assumptions which include: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major event; the continued ability to maintain transmission and distribution systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws that may materially affect the operations and cash flows of Emera; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include: regulatory risk; operating and maintenance risks; unanticipated maintenance and other expenditures; economic conditions; availability and price of energy and other commodities; capital resources and liquidity risk; weather and seasonality; commodity price risk; competitive pressures; construction; derivative financial instruments and hedging availability and cost of financing; interest rate risk; counterparty risk; competitiveness of electricity; commodity supply; performance of counterparties, partners, contractors and suppliers in fulfilling their obligations; environmental risks; insurance coverage risk; foreign exchange; an unexpected outcome of legal proceedings currently against Emera; regulatory and government decisions including changes to environmental, financial reporting and tax legislation; licences and permits; loss of service area; market energy sales prices; labour relations; and availability of labour and management resources.

For additional information with respect to Emera’s risk factors, reference should be made to the section of this AIF entitled “Risk Factors”.

Readers are cautioned not to place undue reliance on forward-looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking statements. All forward-looking information in this AIF and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Name and Incorporation

Emera was incorporated on July 23, 1998 pursuant to the Companies Act (Nova Scotia). Emera’s principal, head and registered office is located at 1894 Barrington Street, Halifax, Nova Scotia, B3J 2W5.

Intercorporate Relationships

The following organizational table sets forth the relationships between Emera and its principal subsidiaries as well as their respective jurisdictions of incorporation:

Wholly-owned Subsidiaries (1)	Jurisdiction (2)
Nova Scotia Power Incorporated	Nova Scotia
Bangor Hydro Electric Company	Maine
Emera Brunswick Pipeline Company Ltd.	Canada

Notes:

(1)	Emera’s direct or indirect ownership
(2)	Jurisdiction of incorporation, continuance or formation

Emera’s other subsidiaries account for less than 20% of total consolidated assets, sales, and operating revenues for the year ended December 31, 2010.

GENERAL DEVELOPMENT OF THE BUSINESS

Emera is an energy and services company that invests in electricity generation, transmission and distribution as well as gas transmission and utility energy services. During the past three years, Emera sought growth from its existing businesses and leveraged its core strength in the electricity business as it pursued both acquisitions and greenfield development opportunities in regulated electricity transmission and distribution, and low risk generation through the investments noted below.

For a discussion of the key developments in NSPI’s business and operations over the last three years, see NSPI’s Annual Information Form which is incorporated herein by reference.

Strategic Partnership with Algonquin Power and Utilities Corp.

On January 1, 2011, Emera and APUC closed their acquisition of the California-based electricity distribution and related generation assets of NV Energy, Inc. for total consideration of USD $131.8 million (CAD $134.2 million), subject to final adjustments. Emera and APUC own and operate these assets through California Pacific, a newly formed utility company. APUC and Emera own respectively a 50.001% and 49.999% interest of CPUV, which wholly-owns California Pacific. The amount paid by Emera for its 49.999% equity investment in the common shares of CPUV is USD $30.9 million (CAD $31.5 million).

In April 2009, Emera entered into a subscription agreement with APUC, giving Emera the right to acquire 8.523 million APUC common shares, which represented a 9.9% interest in APUC at that time, upon the closing of the California Pacific transaction. Upon the January 1, 2011 closing of the California transaction, Emera exchanged the subscription receipts it acquired under the April 2009 subscription agreement into 8.523 million common shares of APUC, issued at $3.25 per share. As a result of this transaction, Emera owns an approximate 8.2% equity interest in APUC. Under the April 2009 subscription agreement, Emera is entitled to purchase additional common equity in APUC to bring its interest to 15% with anti-dilution rights.

On March 25, 2011, Emera purchased 12 million subscription receipts from APUC at an issue price of $5.00 each for a total purchase price of $60 million. Emera issued a promissory note to APUC in the principal amount of $60 million in exchange for the subscription receipts. The subscription receipts are convertible to 12 million common shares of APUC upon the acquisition by APUC’s regulated subsidiary, Liberty Energy Utilities Co., of all issued and outstanding shares of Granite State Electric Company and Energy North Natural Gas Inc., two regulated electric utilities, currently owned by National Grid USA and subject to applicable regulatory approvals. Upon the conversion of the subscription receipts to APUC common shares and following the exercise of Emera’s anti-dilution rights, Emera’s ownership interest in APUC will be approximately 15%. Proceeds from the subscription receipts will be used by APUC to finance a portion of this acquisition, which is expected to close in late 2011 and which is subject to state and regulatory approvals. The purchase of the subscription receipts has received conditional TSX approval.

Grand Bahama Power Company Limited

On December 22, 2010, Emera purchased an additional 55.4% direct and indirect interest in GBPC for USD $88.1 million (CAD $87.7 million). The acquisition brings Emera’s direct and indirect interest in GBPC to 80.4%.

Emera acquired an initial indirect 25% interest in GBPC in September 2008 for USD $42 million through the acquisition of 50% of the shares of ICDU. ICDU owns a 50% interest in GBPC.

GBPC is an integrated utility serving 19,000 customers on Grand Bahama Island in The Bahamas, and is the only electric utility operator on Grand Bahama Island. It has 137 MW of installed oil-fired capacity. The Grand Bahama Port Authority regulates GBPC and has granted the utility a licensed, regulated and exclusive franchise to produce, transmit and distribute electricity on Grand Bahama

Island until 2054. There is a fuel pass-through mechanism, and flexible tariff adjustment policies ensure that GBPC’s costs are recovered and a reasonable return is earned. The purchase was funded with existing credit facilities.

Maine & Maritimes Corporation

On December 21, 2010, Emera purchased all of the outstanding shares of MAM for USD $80.4 million (CAD $81.9 million). MAM is the parent company of MPS, a regulated electric transmission and distribution utility serving approximately 36,000 electricity customers in northern Maine. MAM is also the parent company of MAM Utility Services Group, an unregulated corporation that provides electrical services, including transmission line and substation design and construction. The purchase was funded with existing credit facilities.

Barbados Light & Power Company Limited

On December 20, 2010, Emera offered to purchase all of the issued and outstanding common shares of LPH, the parent company of BLPC, at a cash price per share of BB$25.70 (Barbadian dollars) from LPH shareholders. The offer closed on January 24, 2011. On January 25, 2011, Emera purchased 7.2 million shares of LPH at a cash price per share of BB$25.70 (Barbadian dollars) representing an additional interest of 41.6%. With this additional investment of CAD $91.9 million, Emera became the majority shareholder of LPH, with a total interest of 79.6%.

Previously, on May 11, 2010, Emera acquired a 38% interest in LPH for USD $85 million. BLPC is the sole utility operator on the island of Barbados, serving 120,000 customers. BLPC has three power generation stations with 239 MW of installed capacity. A fuel pass-through mechanism ensures costs are recovered and a cost-of-service regulation provides for an approved 12.75% return on equity. This transaction was financed with existing credit facilities.

Strategic Partnership with Nalcor Energy

On November 18, 2010, Emera and Nalcor, with the endorsement of the governments of Nova Scotia and Newfoundland and Labrador, signed a term sheet which includes the obligation to negotiate and conclude final agreements for an estimated $6.2 billion hydro-electric development that would bring energy from a new hydro-electric generating facility at Muskrat Falls on the Lower Churchill River in Labrador to consumers in Newfoundland and Labrador, Nova Scotia, other Maritime Provinces and New England. This development is expected to result in a strong regional system that enhances the ability to move energy among provinces, improve reliability of the system and is consistent with Emera’s focus on cleaner, affordable electricity. The proposed agreement between Emera and Nalcor would see:

•	Nalcor construct and own an estimated $2.9 billion, 824 MW hydro-electric generating facility at Muskrat Falls on the Lower Churchill River in Labrador with a planned in-service date of 2017;

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Emera and Nalcor together develop an estimated $2.1 billion electricity transmission project in Newfoundland and Labrador to enable the movement of the Muskrat Falls energy between Labrador and the island of Newfoundland (to be known as the “Island Link”), and Emera invest approximately $600 million in the Island Link; and

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Emera build and own an estimated $1.2 billion transmission project between the island of Newfoundland and Nova Scotia, including a 180 kilometre subsea cable, in return for 20% of the energy output from Muskrat Falls for 35 years (to be known as the “Maritime Link”).

Agreements resulting from this term sheet will be subject to a number of conditions, including final approval of the Boards of Directors of Emera and Nalcor, approval of regulators in the provinces of Nova Scotia and Newfoundland and Labrador, and all environmental approvals.

Nova Scotia Renewable Electricity Plan

On October 15, 2010, the Government of Nova Scotia enacted regulations under the Electricity Act (Nova Scotia) related to the Province of Nova Scotia’s Renewable Electricity Plan. These regulations established the requirement that 25% of electricity be supplied from renewable sources by 2015. These regulations build on the previously legislated requirements for 2011 and 2013 by adding an additional 5 percent for 2015. Recent amendments to the Electricity Act (Nova Scotia), and the new regulations, provide for the appointment, by spring 2011, of a new, independent renewable electricity administrator to conduct the procurement of at least 300 GWh of energy from IPPs to meet the 2015 standard. NSPI is also provided the opportunity to develop 300 GWh of renewable energy. See also the section entitled “General Development of the Business” in NSPI’s Annual Information Form.

Atlantic Hydrogen

On June 2, 2010, Emera increased its interest in Atlantic Hydrogen, a privately held Canadian corporation headquartered in Fredericton, New Brunswick, through the acquisition of additional common shares. As a result, Emera has a 26.1% interest in Atlantic Hydrogen.

Atlantic Hydrogen is developing CarbonSaver™, a patented plasma technology that removes some of the carbon from natural gas pre-combustion resulting in the reduction of carbon dioxide output and improves the efficiency of the devices that burn it. Atlantic Hydrogen is in the process of commercializing CarbonSaver™ through strategic alliances and collaborative partnerships.

Emera has the right to appoint one director to Atlantic Hydrogen’s seven seat board of directors and Emera has appointed one director.

Digby Wind Project

On February 2, 2010, Emera announced its purchase of 100% of a proposed 30 MW wind power project to be located in Digby County, Nova Scotia. Project assets acquired included development rights, a 20-year power purchase agreement with NSPI and rights to purchase 20 wind turbines. On May 28, 2010, NSPI purchased wind generation assets under development from a subsidiary of Emera for $30.1 million. See also the section entitled “General Development of the Business” in NSPI’s Annual Information Form.

Nova Scotia Renewable Energy Standard Regulation

On October 9, 2009, the RES, which was established by the Nova Scotia government in January 2007 for the purpose of increasing the percentage of renewable energy in the Nova Scotia generation mix, was amended. Pursuant to the amendment, the target date for 5% of electricity to be supplied from post-2001 sources of renewable energy, owned by IPPs, was extended from 2010 to 2011. The target for 2013, which requires an additional 5% of renewable energy from either IPPs or NSPI, is unchanged. See also the section entitled “General Development of the Business – Nova Scotia Renewable Energy Standard Regulation” in NSPI’s Annual Information Form.

Bayside Power

On September 1, 2009, Emera’s subsidiary, Emera Energy, purchased a 100% interest in Bayside LP, which owns a 260 MW gas-fired combined cycle electricity generating facility, located in Saint John, New Brunswick. Until March 31, 2021, Bayside LP has a contract to supply electricity for the months of November through March. It operates as a merchant facility selling into the Maritime Provinces and, through a U.S. affiliate of Emera Energy, into the northeastern United States markets for the balance of the year. Emera Energy has the option to extend the supply contract for an additional five years, through March 31, 2026.

OpenHydro

In February 2008, Emera invested EURO 10.2 million to acquire a 7.35% equity interest in OpenHydro, an Irish renewable energy company. OpenHydro designs and manufactures marine turbines for harnessing energy from tidal currents under the world’s oceans. In March, 2009, Emera invested an additional EURO 8.4 million in OpenHydro, thereby increasing its equity interest to 8.2%.

Emera has the right to appoint one director to OpenHydro’s eight seat board of directors and has appointed one director.

Bear Swamp Project

Emera Energy, a subsidiary of Emera, holds a 50% interest in Bear Swamp, a 600 MW pumped storage hydro-electric facility in northern Massachusetts. Bear Swamp has a long term agreement with the LIPA to provide the LIPA with 345 MW of capacity (approximately 55% of Bear Swamp’s total capacity) to May 31, 2010, and 100 MW of capacity thereafter until April 30, 2021.

In addition, Bear Swamp will provide LIPA with 12,200 MWh of super-peak and peak energy weekly (approximately 35% of the plant’s available energy production) at a fixed price, with an annual increase, over the 15 year term of the agreement. Bear Swamp contracted with its parent companies to provide the power necessary to produce the requirements of the LIPA contract. A contract between Bear Swamp and Emera’s joint venture partner is marked-to-market through earnings as it does not meet the stringent accounting requirements of hedge accounting.

St. Lucia Electricity Services Limited

In January 2007, Emera acquired a 19% interest in Lucelec from the Caribbean Basin Power Fund for USD $22 million. Lucelec is a vertically-integrated electric utility serving more than 50,000 customers, with exclusive license to generate, transmit and distribute electricity on the Caribbean island of St. Lucia until 2045. The utility has 77 MW of generating capacity, primarily oil fired, and 800 kilometres of electricity transmission and distribution assets.

Emera has the right to appoint two directors to Lucelec’s eleven seat Board of Directors and has appointed two directors.

Brunswick Pipeline

EBPC, a subsidiary of Emera, owns a natural gas pipeline that connects the CanaportTM LNG LP owned liquefied natural gas import terminal near Saint John, New Brunswick, to markets in the northeastern United States. The 145 kilometre Brunswick Pipeline travels through southwest New Brunswick and connects with the Maine portion of the M&NP at the Canada/US border near Baileyville, Maine. Emera has been an investor in M&NP since its inception in 1999.

CanaportTM LNG LP is a partnership of Repsol YPF, S.A. and Irving Oil Limited. In 2006, Emera negotiated 25 year firm service and toll agreements with Repsol Energy Canada to transport natural gas through the Brunswick Pipeline. EBPC entered into agreements with M&NP’s parent, Spectra Energy Corp., an affiliate of which assisted EBPC in the Brunswick Pipeline permitting and construction process and which is currently contracted to operate the Brunswick Pipeline on EBPC’s behalf.

The project received NEB approval in the second quarter of 2007. Brunswick Pipeline commenced service on July 16, 2009.

Financing Activity

In 2008, Emera filed the 2008 Shelf Prospectus under which Emera issued medium term notes on October 28, 2009, representing $250 million in 4.10% Series F Notes maturing on October 20, 2014, and on November 30, 2009, representing $225 million in 4.83% Series G Notes maturing on December 2, 2019.

The 2008 Shelf Prospectus expired in February, 2010 and Emera replaced it with the 2010 Shelf Prospectus permitting the issuance of up to an aggregate of $500 million of debt securities, including medium term notes, and preferred shares by filing a base shelf prospectus on May 19, 2010.

On May 26, 2010, Emera filed a prospectus supplement and issued 6,000,000 Series A First Preferred Shares at $25.00 per share for aggregate gross proceeds of $150 million. The Series A First Preferred Shares are convertible into Series B First Preferred Shares. For details regarding the terms of the Series A First Preferred Shares, see “Capital Structure” below.

On June 9, 2010, Emera filed a further prospectus supplement which allowed for the issuance of medium term notes with maturities of not less than 1 year and an aggregate principal amount not to exceed $350 million.

On February 18, 2011, Emera filed an amended and restated base shelf prospectus, amending and restating the 2010 Shelf Prospectus by increasing the amount of debt securities and preferred shares permitted to be issued by Emera to up to an aggregate of $650 million.

On March 16, 2011, Emera issued a total of 6,359,500 common shares pursuant to a short form prospectus offering of 5,530,000 common shares and the issuance of an additional 829,500 common shares pursuant to the exercise in full of the over-allotment option, for aggregate gross proceeds of $201,596,150.00. The short form prospectus was dated March 9, 2011.

Emera has the following revolving $600 million credit facility for operating and acquisition financing requirements:

	Matures	Maximum Amount (millions of dollars)
Short-term
3 Year revolving operating and acquisition credit facility	June 25, 2013	$600.0[1]
Note: (1) As of March 24, 2011, $336.8 million was drawn down, leaving $236.2 million available credit under the facility. Bangor Hydro has established the following credit facilities:
	Matures	Maximum Amount (millions of US dollars)
Short-term
39 month revolving operating credit facility	September 23, 2013	$80.0[1]

Note: (1) As of December 31, 2010, USD $42.0 million was drawn down, leaving $38.0 million available credit under the facility.

See also the section entitled “Financing Activity” in NSPI’s Annual Information Form.

U.S. Securities and Exchange Commission Registration

On February 23, 2011, Emera filed a shelf registration statement with the SEC under the United States Securities Act of 1933, as amended to register certain of its investment grade debt securities and preferred shares. As a result of the registration, Emera has reporting obligations under U.S. securities laws. Emera has announced its intention to adopt U.S. generally accepted accounting principles for its financial reporting for financial periods beginning on and after January 1, 2011. Documents filed with the SEC are available to the public and can be viewed on the Electronic Data Gathering, Analysis, and Retrieval system or EDGAR website at www.sec.gov/edgar/searchedgar.

DESCRIPTION OF THE BUSINESS

General

Emera is an energy and services company headquartered in Halifax, Nova Scotia with $6.3 billion in assets. The Company invests in electricity generation, transmission and distribution as well as gas transmission and utility energy services. Emera’s strategy is focussed on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera has interests in northeastern North America, in three Caribbean countries and in California. Approximately 90% of Emera’s consolidated revenues are earned by NSPI, Bangor Hydro, MPS and EBPC:

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NSPI provides more than 95% of the electricity generation, transmission and distribution service in the Province of Nova Scotia. NSPI has $4.0 billion in assets, and approximately 489,000 customers. NSPI is a cost-of-service utility, and as such, regulated electricity rates are set to enable NSPI to recover all prudently incurred costs, and provide a reasonable opportunity to earn a prescribed ROE. NSPI is regulated by the UARB and operates as a monopoly in its service area.

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Bangor Hydro is an electricity transmission and distribution company with CAD $730.4 million of assets serving approximately 118,000 customers in eastern Maine. Bangor Hydro’s transmission operations are regulated by FERC, and its distribution operations are regulated by the MPUC. Bangor Hydro is a cost-of-service utility. MPS, a wholly owned subsidiary of MAM, is a regulated electric transmission and distribution utility serving approximately 36,000 electricity customers in northern Maine. Bangor Hydro and MPS operate as monopolies in their service territories.

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EBPC is a natural gas pipeline company that owns the Brunswick Pipeline, a 145-kilometre pipeline carrying re-gasified liquefied natural gas from the CanaportTM LNG LP terminal near Saint John, New Brunswick to markets in the northeastern United States. This federally regulated pipeline received NEB approval for shipping gas in January 2009 and commenced service on July 16, 2009, transporting re-gasified liquid natural gas for Repsol Energy Canada under a 25 year firm service agreement.

The success of Emera’s primary business is integral to the creation of shareholder value, providing strong, predictable earnings and growing cash flow to fund dividends and reinvestment. The essential nature of the services provided, the monopoly positions of NSPI and Bangor Hydro, and the regulated market structures mean that NSPI and Bangor Hydro can generally be expected to produce stable earnings streams within regulated ranges. Although markets in Nova Scotia and Maine are otherwise mature, the transformation of energy supply to lower emission sources has created the opportunity for organic growth within NSPI and Bangor Hydro. Both companies expect earnings growth of 3% to 5% annually over the next five years as new investments are made in renewable generation and transmission.

Through EBPC and other strategic investments, Emera looks beyond its existing regulated electricity business to supplement organic growth. Emera’s goal is to deliver annual consolidated earnings growth of 4% - 6%, and to build and diversify its earnings base with a focus on cleaner energy in its markets. To accomplish this, Emera sought growth from its existing businesses and has leveraged its core strength in the electricity business as it pursues both acquisitions and greenfield development opportunities in regulated electricity transmission and distribution and low risk generation.

Emera has grown its business through strategic investments and activities that include:

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an 80.4% interest, held directly and indirectly, in GBPC, a vertically-integrated electric utility on Grand Bahama Island in the Bahamas. Emera holds its indirect interest in GBPC through ICDU, which in turn owns a 50% interest in GBPC. ICDU is listed on the Bahamas International Securities Exchange;

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A 79.6% indirect interest in BLPC, the sole electric utility operator on the Caribbean island of Barbados, through the purchase of all outstanding common shares of LPH, the parent company of BLPC, as of March 22, 2011;

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Bear Swamp, a 50% interest in a 600 MW pumped storage hydro-electric facility in Northern Massachusetts. Bear Swamp pumps water into its reservoir using lower priced off-peak power, and uses that hydro capacity to generate electricity during higher priced on-peak periods;

•	a 49.99% interest in CPUV, the parent of California Pacific, a California based electricity distribution and generation utility, as of January 1, 2011;

•	a 26.1% interest in Atlantic Hydrogen, a privately held Canadian corporation headquartered in Fredericton, New Brunswick that is developing greener energy solutions;

•	a 19% interest in Lucelec, a vertically-integrated electric utility on the Caribbean island of St. Lucia. Lucelec is listed on the Eastern Caribbean Securities Exchange;

•	a 12.9% interest in the $2 billion, 1,400 kilometer M&NP, which transports natural gas from offshore Nova Scotia to markets in Maritime Canada and the northeastern United States;

•	a 8.2% interest in APUC, an Ontario based company that owns and operates a diversified portfolio of renewable energy and utility businesses through its subsidiaries;

•	an 8.2% equity interest in OpenHydro, an Irish renewable energy company;

•

Emera Energy, a physical energy business which purchases and sells natural gas and electricity on behalf of third parties and provides related energy asset management services in Canada and, through its subsidiary, Emera Energy Services, in the United States;

•	Emera’s proposed strategic partnership with Nalcor referred to above;

•	Emera’s investment in MAM referred to above;

•	Emera Energy’s investment in Bayside LP referred to above;

•	Emera Utility Services, a utility services contractor serving primarily power and telecommunications customers throughout the Maritime Provinces; and

•

Certain corporate-wide functions such as executive management, strategic planning, treasury services, financial reporting, tax planning, business development, corporate governance, and financing costs and income taxes associated with Emera’s business outside of its regulated electric utilities.

For information related to Emera’s consolidated revenues for the years ended December 31, 2010 and December 31, 2009, see the “Consolidated Financial Highlights” and “Emera Consolidated Statements of Earnings” sections in Emera’s MD&A.

Nova Scotia Power Inc.

See NSPI’s Annual Information Form which is incorporated herein by reference.

Bangor Hydro Electric Company

General Information on Bangor Hydro

Bangor Hydro’s core business is the transmission and distribution of electricity. Bangor Hydro is the second largest electric utility in Maine. Electricity generation is deregulated in Maine, and several suppliers compete to provide customers with the commodity that is delivered through the Bangor Hydro transmission and distribution network. Bangor Hydro owns and operates approximately 1,000 kilometres of transmission facilities, and 7,200 kilometres of distribution facilities. Bangor currently has approximately USD $150 million of additional transmission development in progress.

Bangor Hydro has a workforce of approximately 290 people.

In December 2010, Bangor Hydro’s 345 kilo-volt substation located on Keene Road in the State of Maine was completed at a total cost of approximately USD $33.0 million.

Bangor Hydro’s consolidated net earnings applicable to common shares were USD $30.9 million in 2010 and USD $24.4 million in 2009.

In addition to transmission and distribution assets, Bangor Hydro has net regulatory assets (stranded costs), which arose through the restructuring of the electricity industry in the state in the late 1990s, and as a result of rate and accounting orders issued by its regulator. Bangor Hydro’s net regulatory assets primarily include the costs associated with the restructuring of an above-market power purchase contract, and the unamortized portion on its loss on the sale of its investment in the Seabrook nuclear facility. Unlike transmission and distribution operational assets, which are generally sustained with new investment, the net regulatory asset pool diminishes over time as elements are amortized through charges to earnings and recovered through rates. These net regulatory assets total approximately USD $77.5 million at December 31, 2010 (USD $76.6 million at December 31, 2009) or 10% of Bangor Hydro’s net asset base (11% at December 31, 2009).

Approximately 44% of Bangor Hydro’s electric revenue represents distribution service, 45% is associated with transmission service and 11% relates to stranded cost recoveries. The rates for each element are established in distinct regulatory proceedings. Bangor Hydro’s distribution operations and stranded costs are regulated by the MPUC. The transmission operations are regulated by FERC.

Bangor Hydro operates under a traditional cost-of-service regulatory structure. In December 2007, the MPUC approved an increase of approximately 2% in distribution rates effective January 1, 2008. The allowed ROE used in setting these distribution rates was 10.2%, with a common equity component of 50%.

Transmission rates are set by FERC annually on June 1, based upon a formula that utilizes prior year actual transmission investments and expenses, adjusted for current year forecasted transmission investments and expenses. In 2009, Bangor Hydro implemented this forward-looking rate formula for its local transmission investments, replacing an approach which had resulted in a lag in the recovery of transmission investments and costs. The allowed ROE for transmission operations ranges from 11.14% for low voltage local transmission up to 12.64% for high voltage regionally funded transmission developed as a result of the regional system plan.

In December 2007, the MPUC issued an order approving an approximate 39% reduction in stranded cost rates for the three-year period beginning March 1, 2008. The reduced stranded cost revenues are offset for the most part by decreased regulatory amortizations, decreased purchased power costs, and increased resale of purchased power. The allowed ROE used in setting the new stranded cost rates was 8.5%. Prior to that, stranded cost rates provided for an allowed ROE of 10%. On June 1, 2009, Bangor Hydro further reduced its stranded cost rates for a one-year period by approximately 15% to reflect an over-collection of certain stranded cost revenues and expenses under a full reconciliation rate mechanism.

In January 2010, the MPUC approved Bangor Hydro’s Smart Grid initiative, under which Bangor Hydro will invest approximately USD $8 million in advanced metering infrastructure meters. These meters are already deployed to 97% of Bangor Hydro’s customers and are used for automated meter reading and outage detection. The project will allow Bangor Hydro’s customers to use electricity more efficiently, and is expected to be completed by the end of 2011.

Capital Expenditures

Capital expenditures for Bangor Hydro for 2010 were approximately USD $44.3 million (December 31, 2009 – USD $58.3 million). The capital expenditure budget is approximately USD $87 million for 2011.

Environmental Considerations

Bangor Hydro is regulated by the United States Environmental Protection Agency as to compliance with the Federal Water Pollution Control Act, the Clean Air Act, and other U.S. federal statutes governing the treatment and disposal of hazardous wastes. Bangor Hydro is also regulated by the Maine Department of Environmental Protection.

Maine & Maritimes Corporation

On December 21, 2010, Emera purchased all the outstanding shares of MAM. MAM is the parent company MPS, a regulated electric transmission and distribution utility serving approximately 36,000 electricity customers in northern Maine. MAM is also the parent company of MAM Utility Services Group, an unregulated corporation that provides electrical services, including transmission line and substation design and construction. On December 31, 2010, the assets and liabilities of MAM were consolidated under Emera.

Electricity generation is deregulated in Maine, and several suppliers compete to provide customers with the commodity that is delivered through the MPS transmission and distribution network. MPS owns and operates approximately 600 kilometres of transmission facilities, and 2,900 kilometres of distribution facilities. MPS’ workforce is approximately 136 people.

In addition to transmission and distribution assets, MPS has net regulatory assets (stranded costs), which arose through the restructuring of the electricity industry in the State of Maine in the late 1990s, and as a result of rate and accounting orders issued by its regulator. MPS’ net regulatory assets primarily include the costs associated with an above-market power purchase contract, and the unamortized portion on its loss on the sale of its investment in the Seabrook nuclear facility. Unlike transmission and distribution operational assets, which are generally sustained with new investment, the regulatory asset pool diminishes over time, as elements are amortized through charges to earnings, and recovered through rates. These regulatory assets total approximately $28.5 million at December 31, 2010, or 29% of MPS’ net asset base.

Approximately 57% of MPS’ electric rate represents distribution service, 9% is associated with transmission service, and 34% relates to stranded cost recoveries. The rates for each element are established in separate regulatory proceedings. MPS’ distribution operations and stranded costs are regulated by the MPUC. The transmission operations are regulated by FERC.

MPS operates under a traditional cost-of-service regulatory structure. In July 2006, the MPUC approved an increase of approximately 11% in distribution rates effective July 15, 2006. The allowed ROE used in setting these distribution rates was 10.2%, with a common equity component of 50%. Transmission ROE is 10.5%.

Capital expenditures for MPS during 2010 were approximately USD $7.8 million. The capital expenditure budget is approximately USD $10.9 million for 2011.

Environmental Considerations

MPS is regulated by the United States Environmental Protection Agency as to compliance with the Federal Water Pollution Control Act, the Clean Air Act, and other U.S. federal statutes governing the treatment and disposal of hazardous wastes. MPS is also regulated by the Maine Department of Environmental Protection.

Pipelines

Emera’s pipeline business consists of its interests in the Brunswick Pipeline and the M&NP.

EBPC, a wholly owned subsidiary of Emera, owns the Brunswick Pipeline which delivers natural gas from the CanaportTM LNG LP owned import terminal near Saint John, New Brunswick to markets in the northeastern United States. The Brunswick Pipeline is classified as a Group 2 pipeline by the NEB. The pipeline went into service in July 2009.

EBPC earnings increased as of the fiscal year ended December 31, 2010 by $11.8 to $25.8 million compared to $14.0 million for the fiscal year ended December 31, 2009.

Emera has a 12.9% interest in the M&NP which transports natural gas from offshore Nova Scotia to markets in the Maritime Provinces and New England by connecting with the Brunswick Pipeline near Baileyville, Maine.

Equity earnings for M&NP as of the fiscal year ended December 31, 2010 decreased by $1.0 million to $9.2 million compared to $10.2 million for the fiscal year ended December 31, 2009 due to increased financing charges on the U.S. portion of the pipeline as a result of debt recapitalization and the recognition of a portion of the EnCana Marketing (USA) Inc. settlement in the first half of 2009, combined with a stronger Canadian dollar in 2010 compared to 2009.

New Head Office of Emera

Construction commenced in 2009 on Emera’s new downtown office building at the former Lower Water Street Generating Station, in Halifax, Nova Scotia. The head offices of Emera and NSPI will relocate to this location on Lower Water Street when the building opens in 2011.

Emera Employees

Emera and its subsidiaries had approximately 3,600 employees at December 31, 2010, approximately 50% of whom are unionized. NSPI entered into an agreement in 2007 with approximately 900 unionized employees which will expire in March 2012. Bangor Hydro entered into a new collective bargaining agreement in July 2010, which will expire in July, 2015. MPS also has a contract with its unionized employees which will expire in October 2013.

Emera Environmental Matters

See the “Corporate Environmental Governance” and “Climate Change and Air Emissions” sections of Emera’s MD&A. See also the “Environmental Matters” section of NSPI’s Annual Information Form.

Emera Taxation

See the “Provincial Grants and Taxes” section of the MD&A and see the “Income Taxes” sections of the MD&A for each of NSPI and Emera.

Risk Factors

Significant risk management activities are overseen by the Directors and managed by Emera’s Enterprise Risk Management Committee to ensure risks are appropriately assessed, monitored and controlled within predetermined risk tolerances established through approved policies.

The Company’s risk management activities are focused on those areas that most significantly impact profitability, quality of earnings and cash flow. These risks include exposure to commodity prices, foreign exchange, interest rates, credit risk, and regulatory risk. For additional information on the risk factors associated with NSPI, see the “Risk Factors” section in NSPI’s Annual Information Form.

The following is a summary of the significant risk factors identified by Emera:

Financial Risks

Emera manages its exposure to foreign exchange, interest rate, and commodity price risk in accordance with established risk management policies and procedures. Emera uses financial instruments consisting mainly of foreign exchange forward contracts and coal, oil and gas options and swaps. In addition, Emera has contracts for the physical purchase and sale of natural gas, and physical and financial contracts held-for-trading. Collectively these contracts are referred to as derivatives.

Emera recognizes the fair value of all its derivatives on its balance sheet, except for non-financial derivatives that qualify and are designated as contracts held for normal purchase or sale.

Derivatives that meet stringent documentation requirements, and can be proven to be effective both at the inception and over the term of the instrument, qualify for hedge accounting. Specifically, for cash flow hedges, the change in the fair value of the effective portion of hedging derivatives is deferred to AOCI and recognized in earnings in the same period that the related hedged item is realized. Any ineffective portion of the change in the fair value of derivatives is recognized in net earnings in the reporting period.

Where the documentation or effectiveness requirements are not met, the derivative instruments are recognized at fair value with any changes in fair value recognized in net earnings in the reporting period, unless deferred as a result of regulatory accounting.

For fair value hedges, the change in fair value of the hedging derivatives and the hedged item are recorded in net earnings. Therefore, the change in fair value of the ineffective portion of hedging derivatives will impact net earnings in the reporting period.

Emera’s held-for-trading derivatives are recorded on the balance sheet at fair value, with changes recorded in net earnings in the reporting period, unless deferred as a result of regulatory accounting. Emera has not designated any derivatives to be included in the held-for-trading category.

Commodity Price Risk

Substantially all of Emera’s annual fuel requirements are subject to fluctuations in commodity market prices, prior to any commodity risk management activities. Emera utilizes a portfolio strategy for fuel procurement with a combination of long, medium, and short-term supply agreements. It also provides for supply and supplier diversification. This strategy is designed to reduce the effects of market volatility through agreements with staggered expiration dates, volume options, and varied pricing mechanisms.

Coal/Petroleum Coke. A substantial portion of NSPI’s coal and petroleum coke supply comes from international suppliers, which are contracted at or near the market prices prevailing at the time of contract. NSPI has entered into fixed-price and index price contractual arrangements with several suppliers as part of the fuel procurement portfolio strategy. All index priced contractual arrangements are matched with a corresponding financial instrument to fix the price. The approximate percentage of coal and petroleum coke requirements contracted at December 31, 2010 is as follows:

•	2011 – 77%

•	2012 – 39%

•	2013 – 24%

Heavy Fuel Oil. NSPI manages exposure to changes in the market price of heavy fuel oil through the use of swaps, options, and forward contracts. For 2011 and 2012, NSPI currently has no heavy fuel oil hedging requirements.

Natural Gas. NSPI has entered into multi-year contracts to purchase approximately 47,600 MMBTU of natural gas per day in 2011, and 39,300 MMBTU of natural gas per day in 2012. Volumes exposed to market prices are managed using financial instruments where the fuel is required for NSPI’s generation; and the balance is sold against market prices when available for resale. Gas volumes not required for generation will be resold into the gas market with the margin hedged using financial instruments. As at December 31, 2010, amounts of natural gas volumes that have been economically and/or financially hedged and contracted are approximately as follows:

•	2011 – 87%

•	2012 – 35%

Bayside Power has multi-year contracts to purchase approximately 36,500 mmbtu of natural gas per day through 2015; and an additional 7,000 mmbtu per day through 2012, at market index prices. During its annual November through March PPA period, Bayside’s commodity price exposure is substantially hedged via the PPA contract, except in the case of an unplanned outage. From April through October each year, as the plant contracts for electricity sales, pricing on the related gas volumes is hedged using financial instruments. Any amounts available for resale are sold against market prices. As at December 31, 2010, amounts of natural gas volumes that have been hedged are approximately as follows:

•	2011 – 82%

•	2012 – 39%

•	2013 – 39%

•	2014 – 39%

•	2015 – 39%

Purchased Power. Emera and its joint venture partner entered into a contract with Bear Swamp to fix the price of power necessary to produce the energy requirements of the LIPA contract. As at December 31, 2010, amounts of purchased power Emera has hedged are approximately as follows:

•	2011 – 103%

•	2012 – 95%

•	2013 – 95%

•	2014 – 95%

•	2015 – 94%

Foreign Exchange Risk

Emera enters into foreign exchange forward and swap contracts to limit exposure on foreign currency transactions such as fuel purchases, revenue streams and capital expenditures.

The risk due to fluctuation of the CAD against the USD for fuel purchases in NSPI is measured and managed. In 2011, NSPI expects approximately 60% of its anticipated net fuel costs to be denominated in USD. USD from sales of surplus natural gas will provide a natural hedge against a portion of USD fuel costs. Forward contracts to buy USD $225.5 million were in place as of December 31, 2010 at a weighted average rate of $0.99, representing 70% of 2011’s anticipated USD requirements. Forward contracts to buy USD $443.0 million in 2012 through 2015 at a weighted average rate of $1.03 were in place at December 31, 2010. These contracts cover 31% of anticipated USD requirements in these years. As at December 31, 2010, there were no fuel-related foreign exchange swaps outstanding.

NSPI uses foreign exchange forward contracts to hedge the currency risk for capital projects and receivables denominated in foreign currencies. Forward contracts to buy €1.8 million were in place as of December 31, 2010 at a weighted average rate of $1.56 (versus CAD) for capital projects in 2011.

Brunswick Pipeline uses forward contracts to hedge the currency risk associated with revenue streams denominated in foreign currencies. Forward contracts to sell USD $52 million were in place as of December 31, 2010 at an average rate of $1.07 and sell USD $63 million in 2012 through 2015 at a weighted average rate of $1.07. These contracts cover 91% of anticipated USD revenue inflows in 2011 and 27% of anticipated USD revenue inflows in 2012 through 2015.

Interest Rate Risk

Emera manages interest rate risk through a combination of fixed and floating borrowing and a hedging program. Floating-rate debt is estimated to represent approximately 20% of total debt in 2011. Emera has two interest rate hedging contracts outstanding as at December 31, 2010, fixing the variable interest rates on USD $22.6 million of Maine Public Utilities Financing Bank bonds at MPS.

Credit Risk

Credit risk arising as a result of contractual obligations between Emera and other counterparties is managed by assessing the counterparties’ financial creditworthiness prior to assigning credit limits based on the Directors’ approved credit policies. Emera frequently uses collateral agreements within its negotiated master agreements to further mitigate credit exposure.

Labour Risk

NSPI has a contract with its union which will expire in 2012. Bangor Hydro entered into a new collective bargaining agreement in July 2010, which will expire in July, 2015. MPS also has a contract with its unionized employees which will expire in October, 2013. GBPC has a labour agreement with the Commonwealth Electrical Workers Union which expires on March 31, 2013. It also had an agreement with the Bahamas Industrial Engineers, Managerial & Supervisory Union which expired on December 2004, and management and the union continue to engage. BLPC has an agreement with the Barbados Workers Union ending in December, 2011 in respect of the administrative support group. Management and the union are in discussions with the operations group to negotiate their contract which expired in June, 2010.

Regulatory Risk

NSPI. NSPI faces risk with respect to the timeliness and certainty of full recovery of costs. The adoption and implementation of the FAM effective January 1, 2009 has helped NSPI manage that risk. The UARB oversees the FAM, including review of fuel costs, contracts and transactions. The FAM will help ensure customer rates reflect the actual price of the fuel used to make electricity. Concurrent with the implementation of the FAM in 2009, NSPI’s regulated ROE range was reduced by 0.2%, changing its regulated ROE range to 9.1% to 9.6%, with rates set at 9.35%.

The first rate adjustment under the FAM, effective on January 1, 2010, was approved by the UARB on December 9, 2009. On December 8, 2010, the UARB approved NSPI’s setting of the 2011 base cost of fuel and its recovery of all unrecovered fuel related costs as submitted in NSPI’s November 2010 filing. The recovery of these costs began effective January 1, 2011. The UARB approved the recovery of these costs by NSPI over three years, with 50% of the rate increase to be recovered in 2011, 30% in 2012 and 20% in 2013.

In December 2010, the UARB granted approval to NSPI to defer certain tax benefits related to renewable energy projects arising in 2010. The UARB held a hearing in March to determine how this deferral will be applied. A decision is expected in Q2 of 2011.

Bangor Hydro. Bangor Hydro’s business consists of three primary components, each governed by its own regulatory structure. These components are distribution, transmission and stranded costs.

Bangor Hydro’s distribution business operates under the regulation of the MPUC and operates under a traditional cost-of-service regulatory structure. In late 2007, the MPUC approved a modest increase in distribution rates under the traditional cost-of-service regulatory structure. In the event that costs rise faster than revenues, Bangor Hydro would have the ability to return to the MPUC to request a further increase in rates.

Bangor Hydro’s transmission business is primarily regulated by the FERC. The rates charged are determined by formula and are adjusted on an annual basis. Bangor Hydro is a participating transmission owner within the Regional Transmission Organization for New England, and its operations are therefore linked with transmission operations throughout New England. Bangor Hydro’s ROE on its transmission assets, along with added incentives, is determined by FERC along with the regional transmission owners.

Bangor Hydro also has the ability to recover stranded costs of both regulatory assets and purchasing power at above-market prices under a full reconciliation mechanism. This ability eliminates the commodity risk involved with fixed price purchase power contracts.

Metering, billing and settlement services for power suppliers are provided directly by Bangor Hydro within its service territory, and Bangor Hydro is permitted to recover all prudently incurred costs for these services.

MPS. Similar to Bangor Hydro, MPS’ business consists of three primary components which are each governed by their own regulatory structure. The components are distribution, transmission and stranded costs.

MPS’ distribution business operates under the regulation of the MPUC and operates under a traditional cost-of-service regulatory structure. In July 2006, the MPUC approved an increase of approximately 11% in distribution rates, effective July 15, 2006. The allowed ROE used in setting these distribution rates was 10.2%, with a common equity component of 50%. In the event that costs rise faster than revenues, MPS has the ability to return to the MPUC to request a further increase in rates on January 1, 2012 or any time thereafter.

The transmission business of MPS is primarily regulated by the FERC. Transmission rates are set annually through the OATT. Rates derived from the previous calendar year’s results go into effect June 1 for wholesale customers and July 1 for retail customers. The allowed ROE for transmission operations is 10.5%, and is based on the actual common equity. The allowed ROE is determined by negotiation with customers in the formula change years of the OATT, which occur every three years. The last OATT formula change year was 2009.

MPS also has the ability to recover stranded costs of regulatory assets.

Metering, billing and settlement services for power suppliers are provided directly by MPS within its service territory and MPS is permitted to recover all prudently incurred costs for these services.

Environment

Corporate Environmental Governance. Emera is committed to operating in a manner that is respectful and protective of the environment, and in full compliance with legal requirements and Company policies. Emera and its wholly-owned subsidiaries have implemented this policy through development and application of EMS.

Implementation of EMS has provided a systematic focus on environmental issues so risks are identified and managed proactively. All areas of Emera’s business undertook initiatives in 2010 to reduce potential environmental risks and associated costs. Activities included reducing air emissions, protecting water resources, and continued management of polychlorinated biphenyl (or PCB) contaminated electrical equipment.

Conformance with legislative and Company requirements are verified through a comprehensive environmental audit program. There were no significant environmental or regulatory compliance issues identified during the 2010 audits. Plans are in place to promptly address any audit findings and continually improve the environmental management of Emera’s operations.

Oversight of environmental matters is carried out by the boards of directors of all Emera operating companies or committees of the boards with specific environmental responsibilities. In addition, an Environmental Council, made up of senior Emera employees, with working accountability for environmental matters, continues to guide the implementation of programs that address key environmental issues. In addition to programs involving employees, the EMS procedures of all wholly-owned subsidiaries include planning, implementing and monitoring of contractors’ performance.

NSPI completed an Integrated Resource Plan in 2007 and updated it in 2009. The Integrated Resource Plan includes current environmental requirements and assumptions on future regulations as constraints on possible generation plans. This allows for better generation planning for the future. NSPI stakeholders were engaged in the assumptions and the scenarios to be modelled. The results of the planning exercises can be found on the NSPI website at www.nspower.ca.

In 2007, NSPI was audited by the CEA to verify the quality of its environmental reporting and management systems. The auditor from the CEA concluded that NSPI had “robust programs, environmental leadership and a strong, mature EMS”.

Regulatory. NSPI produces its electrical energy from approximately 64% from coal and 19% from natural gas and/or oil. As such, it is subject to regulation with respect to air pollutants and GHG emissions. NSPI operates under a cost-of-service regulation model. Accordingly, all prudently incurred costs, including those capital and operating costs associated with meeting present and future environmental liabilities, will be recovered in rates collected from customers.

NSPI is subject to environmental regulation as set by both Canadian federal and Nova Scotia provincial governments. NSPI is in material compliance with all current environmental regulations. All required permits are in place for NSPI’s generating stations. These permits are generally for a ten year period but can be subject to review, variation, or suspension by the Minister of Environment of Nova Scotia.

Bangor Hydro and MPS are regulated by the United States Environmental Protection Agency as to compliance with the Federal Water Pollution Control Act, the Clean Air Act, and other U.S. federal statutes governing the treatment and disposal of hazardous wastes. Bangor Hydro and MPS are also regulated by the Maine Department of Environmental Protection.

Brunswick Pipeline is a federally regulated undertaking and must operate in accordance with the National Energy Board Act (Canada), the Onshore Pipeline Regulations, 1999, the Canada Labour Code (Canada), Part II, the Canadian Environmental Protection Act (Canada), and any applicable provincial environmental regulations.

Climate Change and Air Emissions. On October 15, 2010, the Government of Nova Scotia enacted regulations under the Electricity Act (Nova Scotia) related to the Province of Nova Scotia’s Renewable Electricity Plan. These regulations establish the requirement that 25% of electricity be supplied from renewable sources by 2015. These regulations build on the previously legislated requirements for 2011 and 2013. Recent amendments to the Electricity Act (Nova Scotia), and the new regulations, provide for the appointment, by spring 2011, of a new, independent renewable electricity administrator to conduct the procurement of at least 300 GWh of energy from IPPs to meet the 2015 standard. NSPI is also provided the opportunity to develop 300 GWh of renewable energy.

In January 2007, the Government of Nova Scotia approved the RES to increase the percentage of renewable energy in the generation mix. In October 2009, the RES was amended. The target date for 5% of electricity to be supplied from post-2001 sources of renewable energy, owned by IPPs, was extended from 2010 to 2011. The target for 2013, which requires an additional 5% of renewable energy, is unchanged.

GHG Emissions. NSPI has stabilized and, in recent years, reduced GHG emissions. This has been achieved by energy efficiency and conservation programs, increased use of natural gas, improved efficiency in converting natural gas to electricity, and adding and contracting for new renewable energy sources to the generation portfolio.

GHG emissions from NSPI facilities are capped beginning in 2010 through to 2020. The 2010 to 2015 caps will be achieved by the continued success of energy efficiency and conservation programs and the addition of renewable energy to meet the 2011, 2013 and 2015 provincial RES. The regulations also include a transmission incentive compliance mechanism recognizing expenditures on transmission which facilitates additional renewable energy sources. Up to 3% of the annual cap can be offset in this way to 2019. Further, the 2010 to 2020 period years are combined to form multi-year compliance periods recognizing the variability in electricity supply sources and demand.

Beyond 2015, reduced GHG emissions will be achieved through a combination of additional renewable energy, co-firing of biomass in existing coal power plants, import of non-emitting energy and energy efficiency and conservation pursuant to the 2007/09 IRP. Emera’s agreement with Nalcor Energy which involves building subsea transmission between the island of Newfoundland and Nova Scotia is expected to enable NSPI to meet its future renewable energy requirements under the RES.

On June 23, 2010, Environment Canada announced its intention to establish a new national GHG framework for the electricity sector. This federal framework, if developed further into regulations, would require thermal coal units to meet GHG emission levels equal to, or better than, a natural gas combined cycle generating unit at a specific anniversary. Nova Scotia’s existing GHG regulations require reductions in NSPI’s emissions similar to the intentions of the federal framework. NSPI is reviewing the implications of this federal framework and its alignment with NSPI’s current operating plans under existing Nova Scotia regulations.

Mercury. On July 22, 2010, the Province of Nova Scotia announced, for the years 2010 through 2013, allowable mercury emissions would be increased from the previous cap of 65 kg per year. NSPI was requested to develop a plan of staged mercury emission reductions, for its generation facilities, for the period of 2010 to 2020 and meet an annual cap of 35 kg beginning in 2020.

In 2008, NSPI carried out extensive testing on mercury abatement technology in its coal power plants. A capital program to add sorbent injection to each of the seven pulverized fuel coal units was completed in 2009. This allowed NSPI to meet the 2010 mercury emission cap of 65 kg established by the Province of Nova Scotia.

Compared to historical levels, NSPI has reduced mercury emissions by 60%.

Nitrogen Oxide and Sulphur Dioxide Emissions. NSPI completed in 2009 its capital program of retrofitting low nitrogen oxide combustion firing systems on six of its seven pulverized fuel coal units. NSPI now meets the 2009 nitrogen oxide emission cap of 21,365 tonnes per year established by the Province of Nova Scotia.

NSPI continues to meet its emission cap on sulphur dioxide emissions by the use of compliant fuel.

Compared to historical levels, NSPI has reduced emissions of nitrogen oxide by 40% and sulphur dioxide by 50%.

Obligations

Emera recognizes ARO for property, plant and equipment in the period in which they are incurred if a reasonable estimate of fair value can be determined. Using Emera’s credit-adjusted risk-free rate, the fair value is determined by discounting Emera’s estimated future cash flows necessary to discharge legal obligations related to reclamation of land at Emera’s thermal, hydro, combustion turbine sites, pipelines and disposal of polychlorinated biphenyls in its transmission and distribution equipment. Estimated future cash flows are based on Emera’s completed depreciation studies, prior experience, estimated useful lives of assets, governmental regulatory requirements and the costs of activities such as demolition, restoration and remedial work based on present-day methods and technologies. Actual results may differ from these estimates.

As part of a 2003 NSPI depreciation settlement, the UARB included the amount of future expenditures associated with the removal of generation facilities. NSPI believes that it will continue to be able to recover ARO through rates. Accordingly, changes to the ARO, or cost recognition attributable to changes in the factors discussed above, should not impact the results of operations of Emera.

Some of Emera’s hydro, transmission and distribution assets may have additional ARO. As Emera expects to use the majority of its installed assets for an indefinite period, no removal date can be determined and consequently a reasonable estimate of the fair value of any related ARO cannot be made at this time. Additionally, some of Emera’s transmission and distribution assets may have conditional ARO, the fair value of which cannot be reasonably estimated as sufficient information does not exist to estimate the obligation. A liability will be recognized in the period in which sufficient information becomes available.

Capital Markets

Emera generates cash primarily through its operations in regulated utilities. Circumstances that could affect the Company’s ability to generate cash include economic downturns in Emera’s markets and regulatory decisions affecting customer rates.

Volatility in the global capital markets can increase the cost, and affect the timing, of the issuance of long-term capital by the Company and its utilities. While the cost of borrowing may increase, the Company and its utilities expect to continue to have reasonable access to capital in the future. Based on expected cash from operations, Emera believes it has sufficient funds available to finance its projected growth, including capital expenditures and operations. However, if cash flow from operations is lower than expected, or if Emera incurs major unanticipated expenses related to development or maintenance of its existing assets, it may be required to seek additional capital to maintain, and/or adjust, planned expenditures levels.

Construction and Development

The development, construction and future operation of electricity generation, transmission and distribution, gas transmission and power facilities can be affected adversely by changes in government policy and regulation, environmental concerns, increases in capital and construction costs, construction delays, increases in interest rates and competition in the industry. In the event that any one of these factors emerges, the actual results may vary materially from projections, including projections of costs, power production, future revenue and earnings. The construction and development of Emera’s transmission and distribution projects and their future operations are subject to changes in the policies and laws of both Canadian and U.S. federal, provincial and state governments, and the governments in the Caribbean where Emera owns assets, including regulatory approvals and regulations relating to the environment, land use, health, culture, conflicts of interest with other parties and other matters beyond the direct control of Emera. Changes in operating legislation may be in a manner which adversely affects Emera through the imposition of restrictions on its business activities or by the introduction of regulations that increase Emera’ operating costs thereby indirectly affecting Emera and potentially reducing dividends to shareholders. Income tax laws relating to Emera may be changed in a manner which adversely affects shareholders.

Weather

Electricity sales volume is primarily driven by general economic conditions, population and weather. Residential and commercial electricity sales are seasonal. Changes in volume of residential and commercial customers, largely due to weather, could have a significant impact on Emera. There can be no assurance that the long-term historical weather patterns will remain unchanged. Annual and seasonal deviations from the long-term average can be significant.

Emera’s wind power projects may be subject to significant variations in wind which could affect the amount of power generated. Emera relies on wind studies and data to confirm that sufficient wind flows are available to generate sufficient electricity to determine the economic viability of its projects. There can be no assurance that the long-term historical wind patterns will remain unchanged.

Key Personnel

Emera’s success has been largely dependent on the skills and expertise of its key personnel. The continued success of Emera will be dependent on its ability to retain such personnel.

CAPITAL STRUCTURE

The authorized capital of Emera consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Each class of preferred shares are issuable in series. As at December 31, 2010, 114,623,271 common shares, 6,000,000 Series A First Preferred Shares and no second preferred shares were outstanding. Following the common share offering of 6,359,500 common shares (including the exercise in full of the over-allotment option of 829,500 common shares) on March 16, 2011, there are 121,309,246 common shares issued and outstanding.

Common Shares

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the Shareholders of Emera, other than separate meetings of holders of any other class or series of shares, and to one vote for each common share on all matters to be voted on by the shareholders. Shareholders are entitled to receive on a pro rata basis such dividends as may be declared by the Directors out of funds legally available to Emera for the payment of the dividends. The common shares rank junior to the rights of the holders of all outstanding preferred shares as to the payment of dividends, and as to repayment of capital in the event of liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the assets of Emera among shareholders for the purpose of winding-up its affairs. Each common share is equal to every other common share and all common shares participate equally on liquidation or distribution of assets. There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares. The foregoing description is subject to the “Share Ownership Restrictions” section below.

First Preferred Shares

Series A First Preferred Shares

Emera has 6,000,000 Series A First Preferred Shares issued and outstanding. The holders of Series A First Preferred Shares will not be entitled to vote at any meetings of the shareholders of Emera, except where entitled by law and except for meetings of the holders of Series A First Preferred Shares, or if Emera fails to pay, from time to time, in the aggregate, eight quarterly dividends on any series of the First Preferred Shares on the dates on which the same should be paid according to their terms. In any instance where the holders of Series A First Preferred Shares are entitled to vote, each holder shall have one vote for each Series A Preferred Shares.

Each Series A First Preferred Share is entitled from the date of issue until August 14, 2015 to a fixed dividend of $0.2750 per share per quarter (an initial dividend was payable on August 16, 2010 of $0.2230 per share based on the June 2, 2010 closing). For each five year period after August 15, 2015, the holders of Series A First Preferred Shares will be entitled to receive a fixed cumulative preferential cash dividend, payable quarterly and determined by multiplying the annual fixed dividend rate, equal to the sum of the Government of Canada yield on the applicable fixed rate calculation plus 1.84%, by $25.00

The Series A First Preferred Shares will not be redeemable by Emera prior to August 15, 2015. On that date and on August 15 every 5 years thereafter, Emera may redeem all or any part of the outstanding Series A First Preferred Shares at a rate of $25.00 per share plus any accrued and unpaid dividends.

Subject to the automatic conversion and the redemption of the Series A First Preferred Shares by Emera, on August 15, 2015 and on August 15 every five years thereafter, upon thirty days notice, the holders of Series A First Preferred Shares may convert any or all of their Series A First Preferred Shares into an equal number of Series B First Preferred Shares. In addition, the Series A First Preferred shares may be automatically converted by Emera into Series B First Preferred Shares if Emera determines that there are less than 1,000,000 Series A First Preferred Shares.

Series A First Preferred Shares rank on parity will all other series of first preferred shares.

Series B First Preferred Shares

Currently, there are no Series B First Preferred Shares issued and outstanding.

The holders of Series B First Preferred Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors. Series B First Preferred shares are redeemable by Emera on not more than sixty days notice nor less than thirty days notice at an amount equal to (i) $25.00 together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on August 15, 2020 and on August 15 every 5 years thereafter or (ii) $25.50 together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date after August 15, 2015.

Series B First Preferred Shares may be converted into an equal number of Series A First Preferred Shares on August 15, 2015 and on August 15 every 5 years thereafter. Series B First Preferred Shares may be automatically converted by Emera into Series A First Preferred Shares if Emera determines that there are less than 1,000,000 Series B First Preferred Shares.

Series B first preferred shares rank on parity will all other series of first preferred shares.

Second Preferred Shares

Currently, there are no second preferred shares issued and outstanding.

The second preferred shares have special rights, privileges, restrictions and conditions substantially similar to the first preferred shares, except that the second preferred shares rank junior to the first preferred shares with respect to the payment of dividends, repayment of capital and the distribution of assets of Emera in the event of liquidation, dissolution or winding-up of Emera.

Share Ownership Restrictions

As required by the Nova Scotia Power Reorganization (1998) Act (Nova Scotia) and pursuant to the Nova Scotia Power Privatization Act (Nova Scotia), the articles of association of Emera provide that no person, together with associates thereof, may subscribe for, have transferred to that person, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of Emera to which are attached more than 15% of the votes attached to all outstanding voting shares of Emera. Non-residents of Canada may not subscribe for, have transferred to them, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of Emera to which are attached more than 25% of the votes attached to all outstanding voting shares of Emera. Votes cast by non-residents on any resolution at a meeting of common shareholders of Emera will be pro-rated so that such votes will not constitute more than 25% of the total number of votes cast.

The common shares and Series A First Preferred Shares are considered to be voting shares for purposes of the constraints on share ownership.

Emera’s articles of association contain provisions for the enforcement of these constraints on share ownership, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions of share transfer and issuance, compulsory sale of shares and redemption, and suspension of other shareholder rights.

Ratings

Emera has the following credit ratings by the Rating Agencies(1):

	DBRS				S&P
	2010		2009		2010		2009
Corporate	N/A		N/A		BBB+		BBB+

Senior unsecured debt program	BBB	(high)	BBB	(high)	BBB		BBB

Series A First Preferred Shares	Pfd-3	(high)	N/A		P-2	(low)	N/A

Note: (1) In March 2010, with Emera’s concurrence, Moody’s withdrew its rating of Emera’s senior unsecured debt and commercial paper.

DBRS

The rating of BBB (high) from DBRS with respect to senior unsecured debt is characterized as “adequate credit quality” and is the fourth highest of ten available rating categories. The capacity for the repayment of financial obligations is considered acceptable. Entities rated BBB may be vulnerable to future events. The assignment of a “(high)” or “(low)” designation indicates relative standing within such category.

With respect to the Series A First Preferred Shares, the rating of Pfd-3 (high) is the highest of three sub-categories within the third highest rating of six standard categories of ratings utilized by DBRS for preferred shares.

There were no changes in DBRS’s ratings for Emera in 2009 and 2010.

S&P

S&P’s credit ratings are on a long term debt scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The rating of BBB+ obtained from S&P in respect of the corporate rating is characterized as having “adequate credit quality” and is the fourth highest of ten available rating categories. The rating of BBB from S&P in respect of the senior unsecured debt is characterized as adequate credit quality and is the fourth highest of ten available ratings categories. According to the S&P rating system, an obligor with debt securities rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments. The addition of a “(+)” or “(-)” designation after a rating indicates the relative standing within a particular category.

A P-2 (low) rating with respect to Emera’s Series A First Preferred Shares is the third lowest of the three sub-categories within the second highest rating of the eight standard categories of ratings utilized by S&P transferred shares.

There were no changes in S&P’s ratings for Emera in 2009 and 2010.

Ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the Rating Agencies are not recommendations to buy, sell or hold securities inasmuch as such ratings do not comment as to relevant price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

NSPI Series D First Preferred Shares

NSPI has issued and outstanding 5.4 million 5.90% cumulative redeemable first preferred shares, Series D.

Subject to the approval of the TSX, commencing October 15, 2015, NSPI has the option to exchange the NSPI Series D First Preferred Shares into that number of Emera common shares determined by dividing $25.00, together with accrued and unpaid dividends, by the greater of $2.00 and 95% of the weighted average trading price of the Emera common shares on the TSX for the market price, being for the twenty trading days ending on the last trading day on or before the fourth trading day immediately prior to the time of exchange.

On and after January 15, 2016, upon sixty-five days’ prior notice and prior to any dividend payment date, each NSPI Series D First Preferred Share will be exchangeable, at the option of the holder, into that number of Emera common shares determined by dividing $25.00, together with accrued and unpaid dividends, by the greater of $2.00 and the Market Price. This exchange right of the holder is subject to the right of NSPI to redeem for cash on the exchange date, or cause the holders to sell on the exchange date to substitute purchasers found by NSPI, all or any part of such NSPI Series D First Preferred Shares, on the payment of $25.00 per share, together with accrued and unpaid dividends.

DIVIDENDS

Any dividend payments will be at the Board of Directors’ discretion based upon earnings and capital requirements and such other factors as the Board of Directors may consider relevant.

Emera established the Share Plan to provide for a discount of up to 5% from the average market price of Emera’s common shares for common shares purchased in connection with the reinvestment of cash dividends under the Share Plan. Canadian resident registered shareholders are entitled to join this dividend plan.

The Board of Directors approved the payment of the following dividends during the last three completed fiscal years:

Shares	Fiscal Year	Record Date	Date Paid	Dividend (per share)
Common	2010	November 1 July 30 May 3 February 1	November 15 August 16 May 17 February 15	$0.3250 $0.2825 $0.2825 $0.2725

	2009	November 2 July 31 May 1 February 2	November 16 August 17 May 15 February 16	$0.2725 $0.2525 $0.2525 $0.2525

	2008	November 3 August 1 May 1 February 1	November 17 August 15 May 15 February 15	$0.2525 $0.2375 $0.2375 $0.2375

Series A First Preferred Shares (1)	2010	November 1 July 30	November 15 August 16	$0.2750 $0.2230

Note: (1) The Series A First Preferred Shares were issued June 2, 2010.

MARKET FOR SECURITIES

Trading Price and Volume

Emera’s common shares and Series A First Preferred Shares are listed and posted for trading on the TSX under the symbols “EMA” and “EMA.PR.A” respectively. The trading volume and high and low price for Emera’s shares for each month of 2010 are set out below:

Common Shares
2010	High($)	Low($)	Volume
January	$25.28	$23.05	3,366,491
February	24.20	23.05	5,734,970
March	24.79	23.73	5,184,866
April	24.89	23.65	5,006,923
May	24.88	23.29	4,607,873
June	25.46	24.17	3,955,237
July	26.97	24.51	4,725,923

Common Shares
2010	High($)	Low($)	Volume
August	27.00	25.41	4,215,116
September	29.60	26.21	5,117,000
October	31.07	29.26	4,120,464
November	32.66	29.45	8,103,283
December	32.78	31.25	10,574,895

Series A First Preferred(1)
2010	High($)	Low($)	Volume
June	$25.10	$24.40	879,006
July	25.40	25.00	321,051
August	25.87	25.30	298,106
September	26.55	25.65	180,116
October	26.46	25.77	210,858
November	26.48	25.83	1,107,690
December	26.65	25.35	184,453

Note: (1) The Series A First Preferred Shares were issued on June 2, 2010.

TRANSFER AGENT AND REGISTRAR

Computershare acts as Emera’s transfer agent and registrar. The registers of transfers of securities of Emera are located at Computershare’s principal offices in Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax.

DIRECTORS AND OFFICERS

Directors

The following information is provided for each Director of Emera as of December 31, 2010:

Name and Residence	Director Since (1)	Principal Occupations During Past Five Years
Robert S. Briggs (2) Carrabassett Valley, Maine United States	2001	Corporate Director. From 1991 to 2001, President and Chief Executive Officer of Bangor Hydro. From 2001 to 2006, Director of NSPI.

Thomas W. Buchanan (2) (3) (5) Calgary, Alberta Canada	2009	Chairman and Chief Executive Officer of Charger Energy Corp., a private oil and gas company formed in October 2010. Director, President and CEO of Provident Energy Trust, a diversified energy income trust with investments in upstream oil and gas production and natural gas liquids midstream services, from March 2001 to April 2010. Currently a Director of Athabasca Oil Sands Corp., Hawk Exploration Ltd., Pace Oil and Gas Ltd. and Pembina Pipeline Corporation.

Name and Residence	Director Since (1)	Principal Occupations During Past Five Years
George A. Caines, Q.C. Halifax, Nova Scotia Canada	2009	Partner with the Halifax office of the law firm Stewart McKelvey. Director of NSPI since 1995 and Chair of the Board. Director of Emera since 2009 and from 1998 to 2006.

Gail Cook-Bennett, C.M (3) (6) Toronto, Ontario Canada	2004	Chair of Manulife Financial, an insurance company which provides life insurance, group life and health insurance, long-term care services, pension products, annuities, and mutual funds in international markets since October 2008. Prior to 2008, Chair of the Canada Pension Plan Investment Board which has responsibility for investing Canada Pension Plan contributions. A Fellow of the Institute of Corporate Directors.

Allan L. Edgeworth (2) (4) (5) (8) Calgary, Alberta Canada	2005	President of ALE Energy Inc. Former President and Chief Executive Officer of Alliance Pipeline. Director of AltaGas Ltd. and Pembina Pipeline Corporation, and Commission Member and Director of the Alberta Securities Commission.

Christopher G. Huskilson (5) (9) Wellington, Nova Scotia Canada	2004	President and Chief Executive Officer of Emera since November 2004. Chair of Bangor Hydro, Director of NSPI and Chair or Director of a number of other Emera affiliated companies. Since June 1980, Mr. Huskilson has held a number of positions within NSPI and its predecessor, Nova Scotia Power Corporation.

John T. McLennan (10) Mahone Bay, Nova Scotia Canada	2005	Chair of the Board since May 2009. Former Chair of the Board of NSPI from May 2006 to May 2009. Director of Chorus Aviation Inc. and Amdocs Ltd. Former Vice-Chair and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada).

Donald A. Pether (3) (4) Dundas, Ontario Canada	2008	Former Chair of the Board and Chief Executive Officer of Dofasco Inc. a Canadian steel producer. Director of Primary Energy Recycling Corp. and Samuel, Son & Co. Ltd.

Andrea S. Rosen (2) (7) Toronto, Ontario Canada	2007	Former Vice-Chair of TD Bank Financial Group and President of TD Canada Trust. Director of Alberta Investment Management Corporation and Hiscox Ltd.

M. Jacqueline Sheppard (2) (4) (5) Calgary, Alberta Canada	2009	Director and Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a Provincial Crown Corporation. Director of Cairn Energy PLC, a publicly traded UK based international oil and gas producer and a Director of NWest Energy Inc., a publicly traded junior oil and gas company. Ms. Sheppard is a Director and founding shareholder of a private junior Canadian oil and gas corporation and a Director and founding shareholder of a private international oil and gas corporation focusing on the Middle East, North African and the Mediterranean area. She is the former Executive Vice President, Corporate and Legal of Talisman Energy Inc., a Canadian, publicly traded, international oil and gas producer.

Name and Residence	Director Since (1)	Principal Occupations During Past Five Years
Richard P. Sergel (2) (3) (5) Princeton, New Jersey United States	2010	Former President and Chief Executive Officer of the North American Electric Reliability Corporation (NERC). He served as President and Chief Executive Officer of National Grid USA from 2000 to 2004. Prior to that he was President and Chief Executive Officer of the New England Electric System, where he held positions of increasing responsibility since 1979. Mr. Sergel is presently a director of State Street Corporation. He also served on the boards of the Edison Electric Institute and the Consortium for Energy Efficiency.

Sylvia D. Chrominska (4) Toronto, Ontario Canada	2010	Group Head of Global Human Resources and Communications for the Bank of Nova Scotia, where she has global responsibility for human resources, corporate communications, government relations, public policy and corporate social responsibility of the Scotiabank Group.

Notes:

(1)	Denotes the year the individual became a Director of Emera. Directors are elected for a one year term which expires at the termination of Emera’s annual general meeting.

(2)	Denotes member of the Audit Committee.

(3)	Denotes member of the Nominating and Corporate Governance Committee;

(4)	Denotes member of the Management Resources and Compensation Committee;

(5)	Denotes member of the Technology and Development Committee;

(6)	Denotes Chair of the Nominating and Corporate Governance Committee;

(7)	Denotes Chair of the Audit Committee;

(8)	Denotes Chair of the Management Resources and Compensation Committee;

(9)	Denotes Chair of the Technology and Development Committee;

(10)	Denotes Chairman of the Board of Directors.

As of December 31, 2010, the Directors in total beneficially owned or controlled approximately 23,602 common shares or less than one percent (1%) of the issued and outstanding shares of Emera.

Emera has an Audit Committee, a Management Resources and Compensation Committee, and a Nominating and Corporate Governance Committee. In September 2010, the Board established the

Technology and Development Committee as an ad hoc committee of the Board, The membership of each of these Committees is indicated above.

Audit Committee

The Audit Committee of Emera is composed of the following six members, all of whom are independent Directors: Andrea S. Rosen (Chair), Robert S. Briggs, Allan L. Edgeworth, Thomas W. Buchanan, M. Jacqueline Sheppard, and Richard P. Sergel. The responsibilities and duties of the Committee are set out in the Committee’s Charter, a copy of which is attached as Appendix “A” to this AIF.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of her or his responsibilities as a member of the Audit Committee.

Name of Audit Committee Member	Experience and Education Related to Audit Committee Duties
Andrea S. Rosen, Committee Chair Since 2008	Former Vice-Chair of TD Bank Financial Group and President, TD Canada Trust from 2002 to 2005. From 2001 to 2002, Executive Vice President of TD Commercial Banking. and Vice Chair TD Securities. Experience in several investment banking roles, including with CIBC-Wood Gundy Securities, Inc. beginning in 1981 and becoming Vice President and Director in 1986. From 1994 through 2001, positions with TD Securities. Joint Bachelor of Laws and Masters of Business Administration in 1981 from Osgoode Hall Law School, York University. Director at Hiscox Ltd., a U.K. reporting issuer listed on the London Stock Exchange where she is a member of the Audit Committee.

Robert S. Briggs	Lawyer by profession. Former President and Chief Executive Officer of Bangor Hydro gaining substantial experience in the preparation and review of financial statements, and the related analysis and notes in compliance with U.S. federal securities laws. Bachelor of Arts from the University of New Hampshire and a Juris Doctor from University of Maine School of Law.

Allan L. Edgeworth	President of ALE Energy Inc. and former President and Chief Executive Officer of Alliance Pipeline. Director of AltaGas Ltd. and Pembina Pipeline Corporation, and a Commission Member and Director of the Alberta Securities Commission. Bachelor of Applied Science in Geological Engineering and a graduate of the Queen’s Executive Program.

Name of Audit Committee Member	Experience and Education Related to Audit Committee Duties
Thomas W. Buchanan, F.C.A.	Fellow of the Chartered Accountants of Canada. Chairman and Chief Executive Officer of Charger Energy Corp., a private oil and gas company, and former Chief Executive Officer of Provident Energy Trust, an investment trust that holds petroleum, natural gas and energy related assets, and former President and Chief Executive Officer, Executive Vice President and Chief Financial Officer of Provident’s predecessor, Founders Energy Ltd. From 1980 to 1982, worked as an accountant for Price Waterhouse. Former Manager of the Finance Group, Controller and Chief Financial Officer of Merland Explorations Ltd., North Canadian Oils Limited and Bankeno Resources Limited, respectively. Bachelor of Commerce degree from the University of Calgary.

M. Jacqueline Sheppard, Q.C.	Lawyer by profession. Director and Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a Provincial Crown Corporation. Director of Cairn Energy PLC, a publicly traded UK based international oil and gas producer and a Director of NWest Energy Inc., a publicly traded junior oil and gas company. Director and founding shareholder of a private junior Canadian oil and gas corporation and a Director and founding shareholder of a private international oil and gas corporation focusing on the Middle East, North African and the Mediterranean area. Former Executive Vice President, Corporate and Legal of Talisman Energy Inc., a Canadian, publicly traded, international oil and gas producer. Rhodes Scholar, having received an Honours Jurisprudence, Bachelor of Laws degree (Honours) from McGill University in 1981, and Bachelor of Arts degree from Memorial University of Newfoundland in 1977.

Richard P. Sergel	Former Chief Executive Officer of North American Electric Reliability Corporation. Former Chief Executive Officer of National Grid USA from 1998 to 2004. Held numerous positions with New England Electric System from 1978 to 1998. Audit Committee member of State Street Corporation. Bachelor of Science degree from Florida State University, Masters of Science degree from North Carolina State University, and a Masters of Business Administration degree from the University of Miami.

Audit and Non-Audit Services Pre-Approval Process

The Audit Committee is responsible for the oversight of the work of the external auditors. As part of this responsibility, the Committee is required to pre-approve the audit and non-audit services performed by the external auditors in order to assure that they do not impair the external auditors’ independence from the Company. Accordingly, the Audit Committee has adopted an Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditors may be pre-approved.

Unless a type of service has received the pre-approval of the Audit Committee it will require specific approval by the Audit Committee if it is to be provided by the external auditors. Any proposed services exceeding the pre-approved cost levels or budgeted amounts will also require specific approval by the Committee.

The Audit Committee considers whether the provision of any service raises an issue regarding the independence of the external auditors.

Auditors’ Fees

The aggregate fees paid to Ernst & Young LLP, the Company’s external auditors, during the fiscal years ended December 31, 2010 and 2009 respectively, were as follows:

Service Fee	2010		2009
Audit Fees		$643,731		$506,761
Audit-related Fees		$396,165		$123,056
Tax Fees		$177,107		$592,180
All Other Fees	$	Nil	$	Nil

Total		$1,217,003		$1,221,997

Audit-related fees for Emera relate to accounting and disclosure consultations, services associated with securities offerings, and pension audits.

Tax fees for Emera relate to the structuring of cross-border financing of Emera’s subsidiaries and affiliates as well as tax compliance services and general tax consulting advice on various matters.

Certain Proceedings

To the knowledge of Emera, none of the Directors of the Company:

1.	are, as at the date of this AIF, or have been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an Order that was issued while the Director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer;

2.	are, as at the date of this AIF, or have been within ten years before the date of this AIF (except as disclosed below), a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

3.	have, within the ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except as follows:

John T. McLennan was the Chief Executive Officer of AT&T Canada when AT&T Canada filed for protection under the Companies’ Creditors Arrangement Act (Canada) on October 15, 2002.

Executive Officers

The Executive Officers of Emera as of December 31, 2010(1) were as follows:

Name and Municipality of Residence (1)	Position with Emera	Five Year History with Emera
Christopher G. Huskilson Wellington, Nova Scotia Canada	President and Chief Executive Officer	Since November 1, 2004. From July 4, 2003 to Nov. 1, 2004, Chief Operating Officer of Emera. Concurrently held the office of Chief Operating Officer of NSPI until January 9, 2004. Prior to 2003, actively engaged for more than five years in the affairs of NSPI in various managerial and executive capacities.

Nancy G. Tower Halifax, Nova Scotia Canada	Executive Vice President and Chief Financial Officer	Since November 2005. Prior to 2005, Vice-President Customer Operations for NSPI. From 1997 to 2000 Controller for NSPI.

Sarah R. MacDonald Halifax, Nova Scotia Canada	Executive Vice President, Human Resources	Since February 2005. Prior to February 2005, General Manager Human Resources for Emera. General Manager Human Resources for NSPI from 2001 to 2008. Vice President, Human Resources of NSPI since 2008.

Raymond R. Robinson Glen Haven, Nova Scotia Canada	Vice President, Integrated Operations	Since 2005. Prior to 2005, President and Chief Operating Officer of Bangor Hydro.

Richard J. Smith Halifax, Nova Scotia Canada	Vice President, Corporate Insurance and Asset Protection	Since September 2008. Prior to September 2008, Corporate Secretary of Emera and held other offices of Emera since 1998.

James Spurr (2) Halifax, Nova Scotia Canada	General Counsel	From April 2008 to December 31, 2010. From September 2007 to April 2008, Assistant General Counsel and Vice President Government Relations. Prior to September 2007, he was Associate General Counsel at Encana Corporation.

Stephen D. Aftanas Halifax, Nova Scotia Canada	Corporate Secretary	Since September 2008. From June 2007 to September 2008, Associate Corporate Secretary. From March 2006 to June 2007, Associate General Counsel. Prior to March 2006, Senior Solicitor.

Notes:

(1)	Robert J.S. Hanf was appointed the Chief Legal Officer effective January 1, 2011. Prior to 2011, Mr. Hanf was Chief Executive Officer of Bangor Hydro effective January 1, 2010, and prior to that he was President and Chief Operating Officer of Bangor Hydro effective September 7, 2007.
(2)	James Spurr retired as General Counsel of Emera effective January 1, 2011.

As a group, the Directors and Executive Officers of Emera own beneficially, directly or indirectly, or exercise control or direction over approximately 40,923 common shares of Emera (or less than one percent).

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings that individually or together involve claims against Emera for damages totalling 10% or more of the current assets of Emera, exclusive of interest and costs.

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the following persons or companies, namely (a) a Director or Officer of Emera, (b) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Emera’s outstanding voting securities, or (c) an associate or affiliate of any person or company named in (a) or (b), had a material interest in any transaction involving Emera within Emera’s last three completed financial years or during the current financial year that has materially affected or will materially affect Emera.

MATERIAL CONTRACTS

Emera has no material contracts other than those entered into in the ordinary course of its business.

MANAGEMENT’S DISCUSSION & ANALYSIS

The MD&A of Emera for the financial year ended December 31, 2010 is incorporated herein by reference.

EXPERTS

Interest of Experts

Ernst & Young LLP are the external auditors of Emera. Ernst & Young LLP report that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia.

ADDITIONAL INFORMATION

Additional Information relating to Emera may be found on SEDAR at www.sedar.com or upon request to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, N.S., B3J 2W5, telephone (902) 428-6096 or fax (902) 428-6171. Additional Information, including Directors’ and Officers’ remuneration and indebtedness, principal holders of Emera’s securities and securities authorized for issuance under equity compensation plans is contained in Emera’s information circular for the most recent annual meeting of Emera’s common shareholders. Additional financial information is provided in Emera’s financial statements and MD&A for the year ended December 31, 2010.

At any time, Emera will provide to any person upon request to the Corporate Secretary, a copy of the Emera Group of Companies’ Standards for Business Conduct, which is intended to be a code of ethics for the purposes of the Sarbanes Oxley Act of 2002.

APPENDIX “A” – AUDIT COMMITTEE CHARTER

EMERA INCORPORATED

AUDIT COMMITTEE CHARTER

1.	Purpose

There shall be a committee of the Board of Directors (the “Board”) of Emera Inc. (“Emera”) which shall be known as the Audit Committee (the “Committee”). The Committee shall assist the Board in discharging its oversight responsibilities concerning:

-	the integrity of Emera’s financial statements;

-	Emera’s internal control systems;

-	the internal audit and assurance process;

-	the external audit process;

-	Emera’s compliance with legal and regulatory requirements; and

-	any other duties set out in this Charter or delegated to the Committee by the Board.

2.	Composition

(i)	Emera’s Articles of Association require that the Committee shall be comprised of no less than three Directors none of whom may be Officers or employees of Emera nor may they be an Officer or employee of any affiliate of Emera. In addition, all members of the Committee shall be independent as required by applicable legislation.

(ii)	The Board shall appoint members to the Committee who are financially literate, as required by applicable legislation, which at a minimum requires that Committee members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Emera’s financial statements.

(iii)	Committee members shall be appointed at the Board meeting following the election of Directors at Emera’s annual shareholders’ meeting and membership may be based upon the recommendation of the Nominating and Corporate Governance Committee.

(iv)	Pursuant to Emera’s Articles of Association, the Board may appoint, remove, or replace any member of the Committee at any time, and a member of the Committee shall cease to be a member of the Committee upon ceasing to be a Director. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual meeting of shareholders after the member’s appointment to the Committee.

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(v)	The Secretary of the Committee shall advise Emera’s internal and external auditors of the names of the members of the Committee promptly following their election.

3.	Responsibilities

Financial Reporting

(a)	The Committee shall be responsible for reviewing and recommending to the Board for approval:

(i)	the audited annual financial statements of Emera, all related Management Discussion and Analysis, and earnings press releases;

(ii)	any documents containing Emera’s audited financial statements including Emera’s Annual Report; and,

(iii)	the quarterly financial statements, all related Management Discussion and Analysis, and earnings press releases.

(b)	The Committee shall satisfy itself that adequate procedures are in place for the review of public disclosure of financial information and the Committee shall assess the adequacy of these procedures.

External Auditors

(i)	The Committee shall evaluate and recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review, or attest services for Emera, as well as the compensation of such external auditors. The Committee shall not recommend the same external auditor as is being recommended for Nova Scotia Power Inc.

(ii)	Once appointed, the external auditor shall report directly to the Committee, and the Committee shall oversee the work of the external auditor concerning the preparation or issuance of the auditor’s report or the performance of other audit, review or attest services for Emera.

(iii)	The Committee shall be responsible for resolving disagreements between management and the external auditor concerning financial reporting.

Non-Audit Services

(i)	The Committee shall be responsible for reviewing and pre-approving all non-audit services to be provided to Emera, or any of its subsidiaries, by the external auditor.

(ii)	The Committee shall be permitted to establish specific policies and procedures concerning the performance of non-audit services so long as the requirements of applicable legislation are satisfied.

(iii)	In accordance with policies and procedures established by the Committee, and applicable legislation, the Committee may delegate the pre-approval of non-audit services to a member of the Committee or a sub-committee thereof.

Hiring Policies

The Committee shall be responsible for reviewing and approving Emera’s hiring policy concerning partners or employees, as well as former partners and employees, of the present or former external auditors of Emera.

Pension Plans

The Committee shall review management controls and processes concerning the administration of investment activities, financial reporting, and funding of the plans.

Other Responsibilities

The Committee shall:

(i)	review any investment issues or policies which may arise from time to time until a committee is established by the Board to specifically deal with such issues; and

(ii)	pursuant to Emera’s Articles of Association, perform such other duties and exercise such powers as may be directed or delegated to the Committee by the Board.

4.	Internal Controls

Pursuant to Emera’s Articles of Association, the Committee shall:

(i)	ensure that appropriate internal control procedures are in place and the Committee may examine and consider such other matters, and meet with such persons, in connection with the internal or external audit of Emera’s accounts, which the Committee in its discretion determines to be advisable;

(ii)	have the authority to communicate directly with the internal and external auditors;

(iii)	have the right to inspect all records of Emera or its affiliates and may elect to discuss such records, or any matters relating to the financial affairs of Emera with the Officers or auditors of Emera and its affiliates; and

(iv)	review any investments or transactions that could adversely affect the well being of Emera which the internal or external auditor, or any Officer of Emera, may bring to the attention of the Committee.

5.	Complaints

The Committee shall ensure that procedures exist relating to the receipt, retention, and treatment of complaints which may be received concerning accounting, internal accounting controls, or auditing matters, and in particular, the Committee shall be responsible for the establishment of procedures concerning the confidential, anonymous submission of concerns by Emera’s employees relating to questionable accounting or auditing matters.

6.	Experts and Advisors

The Committee may, in consultation with the Chairman of the Board, engage and compensate any outside adviser that it determines necessary in order to carry out its duties.

7.	Internal Auditor

The chief internal auditor shall report directly to the Committee. The Committee shall oversee the appointment, replacement, or termination of the chief internal auditor.

8.	Chair

Pursuant to Emera’s Articles of Association, the Committee shall choose one of its members to act as Chair of the Committee, which person shall not be the Chair of Nova Scotia Power Inc.’s Audit Committee. In selecting a Committee Chair, the Committee may consider any recommendation made by the Nominating and Corporate Governance Committee.

9.	Secretary and Minutes

Pursuant to Emera’s Articles of Association, the Corporate Secretary of Emera shall act as the Secretary of the Committee. Emera’s Articles of Association require that the Minutes of the Committee be in writing and duly entered into Emera’s records, and the Minutes shall be circulated to all members of the Committee. The Secretary shall maintain all Committee records.

10.	Meetings

(i)	Meetings of the Committee may be called by the Chair or at the request of any member.

(ii)	The timing and location of meetings of the Committee, and the calling of and procedure at any such meeting, shall be determined from time to time by the Committee.

(iii)	Emera’s internal and external auditors shall be notified of all meetings of the Committee and shall have the right to appear before and be heard by the Committee.

(iv)	Emera’s internal or external auditors may request the Chair of the Committee to consider any matters which the internal or external auditors believe should be brought to the attention of the Committee or the Board.

11.	Quorum

Two members of the Committee present in person, by teleconferencing, or by videoconferencing, or by a combination thereof, will constitute a quorum.

12.	Board Relationships and Reporting

The Committee shall:

(i)	oversee the appropriate disclosure of the Committee’s Charter as well as other information concerning the Committee which is required to be disclosed by applicable legislation in Emera’s AIF and any other applicable disclosure documents; and

(ii)	as required, regularly report to the Board on Committee activities, issues, and related recommendations.

13.	Limitation on Authority

Nothing articulated herein is intended to assign to the Committee the Board’s responsibility to oversee Emera’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the Directors or the members of the Committee.

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